Exhibit 99.1



REED, VERMYLEN APPOINTMENTS ANNOUNCED BY KELLOGG

    BATTLE CREEK, Mich., Nov. 2 -- Kellogg Company (NYSE: K), which announced last week that it has reached agreement to acquire Keebler Foods Company, today announced appointments involving two top Keebler executives. These appointments are effective with the closing of the acquisition, expected during the first quarter of 2001.
    Sam K. Reed, currently president and CEO of Keebler, has been elected to the Kellogg Company Board of Directors and appointed vice chairman. He will help drive the integration of Kellogg and Keebler.
    David Vermylen, currently president of the Keebler Brands Division, has been appointed senior vice president of Kellogg and president and chief executive officer of Keebler.
    "Under Sam K. Reed's leadership, Keebler has established a superb record of growth," said Carlos M. Gutierrez, Kellogg's chairman of the board and chief executive officer. "Sam has built a great team and I look forward to working in partnership with him as we integrate Kellogg and Keebler and build on the strengths of both.
    "David Vermylen has provided strong leadership in the Keebler organization," Gutierrez said. "We are especially pleased to have David as a part of the Kellogg-Keebler team as we focus on executing our growth strategy in the United States."

    Company Information
    With annual sales of nearly $7 billion, Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including toaster pastries, cereal bars, frozen waffles, wholesome snacks, and meat alternatives. The company's brands include Kellogg's, Special K, Rice Krispies, Eggo, Pop-Tarts, Nutri-Grain, Morningstar Farms, and Kashi. For more information, visit Kellogg's web site at http://www.kelloggs.com .

    Keebler Foods Company and its subsidiaries constitute the second largest cookie and cracker maker in the United States with annual sales of $2.8 billion. Keebler markets its products under well-recognized brands such as Keebler, Cheez-It, Carr's, Ready Crust, Famous Amos, Murray, Austin, and Plantation. For more information, visit Keebler's web site at http://www.keebler.com.